Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

<u>*By Electronic Mail*</u>

August 16, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 6, 2016, The Nasdaq Stock Market (the "Exchange") received from Vanguard Scottsdale Funds (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Vanguard Total World Bond ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,